Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT INC.

TO

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

Twentieth Supplemental

Indenture

Dated as of September 16, 2016

THIS TWENTIETH SUPPLEMENTAL INDENTURE, dated as of September 16, 2016 between Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada, the “Trustee”), a trust company duly organized and existing under the laws of Canada, as trustee, to the Indenture, dated as of September 20, 1995, between the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”),

WITNESSETH

WHEREAS, the Company has duly authorized, as one or more series of Securities under the Indenture, its Medium Term Notes (the “Notes”);

WHEREAS, the Company has duly authorized the execution and delivery of this Twentieth Supplemental Indenture to establish the Notes as one or more series of Securities under the Original Indenture and to provide for, among other things, the issuance of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Company is not in default under the Original Indenture;

WHEREAS, all things necessary to make this Twentieth Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Company and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 101.                            Definitions

All terms which are defined in the Indenture and used but not defined in this Twentieth Supplemental Indenture shall have the meanings ascribed to them in the Indenture, as such meanings may be amended by this Twentieth Supplemental Indenture. For all purposes of this Twentieth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Applicable Spread” means the number of basis points as specified in the applicable Pricing Supplement.

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the Notes are rated below an Investment Grade Rating by at least two out of three of the Rating Agencies if there are three Rating Agencies or all of the Rating Agencies if there are less than three Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are three Rating Agencies) or one of the Rating Agencies (if there are less than three Rating Agencies) have confirmed that the Notes are not subject to consideration for a possible downgrade, and have not downgraded the Notes, to below an Investment Grade Rating.

“Canada Yield Price” means a price equal to the price of the Notes (or the portion thereof to be redeemed) calculated to provide a yield thereon to the date that is three months prior to the Stated Maturity of such Notes equal to the sum of the Government of Canada Yield, calculated at 10:00 a.m. (Toronto time) on the third Business Day preceding the Redemption Date, plus the Applicable Spread.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Company, its Subsidiaries, its or such Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, its Class A limited voting shares or other Voting Stock into which the Company’s Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this section, “person” and “group” have the meanings attributed to them in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, an entity will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such entity’s Voting Stock measured by voting power rather than number of shares or (ii) such entity’s Voting Stock sufficient to enable them to elect a majority of the members of such entity’s board of directors (or similar body).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Commission” means, notwithstanding the provisions of Section 101 of the Original Indenture, each securities commission established under the laws of each province of Canada and includes any other securities authority, administrator or regulator operated by or that forms a part of the government of any province of Canada.

“DBRS” means DBRS Limited.

“Depository” means, notwithstanding the provisions of Section 101 of the Original Indenture, CDS Clearing & Depository Services Inc. and its successors, or such other Person as is designated in writing by the Company to act as depository in respect of the Notes.

“Government of Canada Yield” means, on any date, with respect to any Notes, the yield to maturity on such date, compounded semi-annually, which an assumed new issue of non-callable Government of Canada bonds denominated in Canadian dollars would carry if issued in Canada at 100% of its principal amount on such date, with a term to maturity as nearly as possible equal to the remaining term to the date that is three months prior to the Stated Maturity of such Notes.  The Government of Canada Yield will be the average (rounded to four decimal points) of the bid-side yields provided by two Investment Dealers in accordance with the terms of this Twentieth Supplemental Indenture.

“Investment Dealer” means any two investment dealers selected by the Company and approved by the Trustee, acting reasonably, who are independent of the Company and are members of the Investment Dealers Association of Canada (or if the Investment Dealers Association of Canada shall cease to exist, such other independent investment dealer as the Company may select, with the approval of the Trustee, acting reasonably), which Investment Dealers shall be retained by and at the cost of the Company to determine the Government of Canada Yield.  The investment dealers shall be, unless the Company and the Trustee otherwise agree, any two of CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc. and National Bank Financial Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB (low) (or the equivalent) by DBRS.

“Management” means the Company’s directors, officers or employees (or directors, officers or employees of its Subsidiaries) immediately prior to the consummation of any transaction, acting individually or together.

“Moody’s” means Moody’s Investors Service, Inc.

“Notes” has the meaning ascribed to it in the recitals.

“Pricing Supplement” means a pricing supplement to the Prospectus, in either or both of the English and French languages, incorporated by reference into the Prospectus for the purpose of distributing the Notes, as contemplated by National Instrument 44-102 - Shelf Distributions.

“Program Amount” means the aggregate principal amount of Notes qualified for issuance from time to time under the Prospectus then in effect.

“Prospectus” means the short form base shelf prospectus of the Company with respect to the continuous offering of Notes filed with the securities regulatory authority in each of the provinces of Canada from time to time, including any amendments or supplements thereto (other than any Pricing Supplement).

“Rating Agencies” means (1) each of Moody’s, S&P and DBRS and (2) if any of the foregoing Rating Agencies ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Company (as certified by a resolution of the Board of Directors) as a replacement agency for Moody’s, S&P or DBRS, or some or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services (Canada), a business unit of The McGraw-Hill Companies (Canada) Corporation.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 102.                            To Be Read with Original Indenture

The Twentieth Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Twentieth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Twentieth Supplemental Indenture were contained in one instrument.

Section 103.                            Currency

Except where expressly provided, all amounts in this Twentieth Supplemental Indenture are stated in Canadian currency.

ARTICLE 2
THE NOTES

Section 201.                            Designation

(1)                                 The Securities authorized to be issued from time to time hereunder, in one or more series, in one or more tranches, shall be designated “Medium Term Notes” and are herein sometimes called the “Notes”.  The Notes may be issued by the Company in one or more series, in separate tranches, from time to time in an unlimited aggregate principal amount and may only be validly issued when the aggregate principal amount of the relevant Notes to be issued, when added to the aggregate principal amount of all Notes previously or simultaneously issued under the Prospectus in effect on the date of issue, does not exceed the Program Amount. Upon any increase or decrease from time to time in the Program Amount, the Company shall forthwith deliver to the Trustee a copy of the resolution of the Directors of the Company approving such change certified by the secretary or assistant secretary of the Company, together with a copy of any amendment of or supplement to the Prospectus relating to such increase or decrease.  Notes shall be delivered to the Trustee and shall be certified by or on behalf of the Trustee and delivered by it to or upon the receipt of a written order of the Company.

(2)                                 The written order of the Company for the certification and delivery of such Notes shall specify the place of delivery, denominations and registration particulars (if any) for such Notes and shall also specify the following particulars relating to such Notes (unless such particulars are contained in forms of Notes duly completed by the Company and delivered concurrently with such written order):

(a)                                 the date of issue;

(b)                                 the principal amount;

(c)                                  the interest rate (if any);

(d)                                 the manner of calculation of interest (if any);

(e)                                  the interest payment dates (if any);

(f)                                   the terms of the redemption rights; and

(g)                                  the terms of any other special provisions relating to such Notes.

(3)                                 Upon receipt by the Trustee of the documents and instruments required pursuant to subsection 201(2), the Trustee shall certify the Notes and cause such Notes to be delivered in accordance with the written order of the Company.

Section 202.                            Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the Twentieth Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section

304, 305, 306, 906 or 1107 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 303 of the Original Indenture, are deemed never to have been authenticated and delivered) shall subject to Section 201(1), be unlimited. The Company may from time to time, without the consent of the holders of the Notes, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

Section 203.                            Maturity Date

Each Note shall mature on the date determined by the Company at the time of issue.

Section 204.                            Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds.

The Company shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date or Stated Maturity.

For such Securities as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Security and the registration of transfers and exchanges of Securities will be made at the Corporate Trust Office located at 100 University Avenue, 11th Floor, Toronto, Ontario, Canada M5J 2Y1 and the office or agency of the Company maintained for that purpose in each of Toronto, Ontario, and New York, New York, except that, at the option and expense of the Company, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Section 205.                            Date, Interest and Denomination

(1)                                 Each Note issued from time to time shall be dated as of the date of issue and shall bear interest (if any) from the time of issue at the rate (either fixed or floating and, if floating the manner of calculation thereof) determined by the Company at the time of issue.  Interest, if any, shall be payable on the date determined by the Company at the time of issue, at the interest rate and calculated in the manner so determined and as well after as before maturity and after default with interest on overdue interest at the same rate, computed in the same manner as interest on the original principal amount, from its due date until actual payment.

(2)                                 The Notes shall be issued in denominations of $1,000 or integral multiples thereof.

Section 206.                            Pricing Supplements

The Company shall prepare one or more Pricing Supplements which shall be acceptable to the Trustee, acting reasonably, with respect to each issue of Notes which shall specify the terms and conditions of such Notes, including the provisions of Sections 201, 203 and 205 as applicable.

Section 207.                            Redemption

Except as provided in Section 208 and Section 209 of this Twentieth Supplemental Indenture, the Notes are not redeemable prior to maturity.

Section 208.                            Optional Redemption

Unless otherwise specified in the applicable Pricing Supplement, the Notes will be redeemable at the Company’s option either in whole at any time or in part from time to time on payment of a Redemption Price equal to (a) if the Redemption Date occurs prior to the date that is three months prior to the Stated Maturity, an amount equal to the greater of (i) the Canada Yield Price, and (ii) par, or (b) if the Redemption Date occurs on or after the date that is three months prior to the Stated Maturity, a price equal to par, together in each case with the accrued and unpaid interest thereon to, but excluding, the Redemption Date.  Less than all of the Notes may be redeemed and the Notes so redeemed will be cancelled and will not be re-issued.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed.  On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption.  On or before any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent money sufficient to pay the Redemption Price of and accrued interest on the Notes to be redeemed on such date.  If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee at the Company’s direction by such method as the Company and the Trustee shall deem fair and appropriate.  The Redemption Price shall be calculated by the Investment Dealers and the Company, the Trustee and any Paying Agent for the Notes shall be entitled to rely on such calculation.

Section 209.                            Redemption upon a Change of Control

If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem the Notes as described above, it will be required to make an offer to repurchase all, or any part, (equal to $1,000 or an integral multiple thereof) of each Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, the Company will be required to mail a notice to Holders of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Company must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions herein, the Company will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions herein by virtue of such conflicts.

On the Change of Control Payment Date, the Company will be required, to the extent lawful, to:

(a)                                 accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)                                 deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(c)                                  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will be required to promptly mail to each Holder who properly tendered Notes, the purchase price for such Notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer.

Section 210.                            Affiliate Purchase on Maturity

Notwithstanding the other provisions of the Indenture, the Company may, by providing notice to the Trustee at least two Business Days prior to the Maturity, elect to have an Affiliate of the Company purchase all, but not less than all, of the Notes so to be redeemed or repaid at a price equal to the Redemption Price, in the case of Notes called for redemption, or at a price equal to the principal amount, in the case of Notes coming due at Stated Maturity (in each case, the “Repayment Price”). Upon payment therefore of an amount equal to the Repayment Price, as well as payment by the Company of accrued interest and premium, if any, such Notes shall be cancelled by the Trustee and a new certificate in the name of such Affiliate will be issued by the Trustee upon receipt by the Trustee of a Company Order, provided however, that such cancellation and reissuance of certificates shall be deemed not to represent a novation of the debt represented by such Notes, but rather such Notes shall be deemed transferred to such Affiliate and such debt shall continue to remain outstanding on the same terms subject to such modifications, if any, as may be agreed by the Company and such Affiliate in writing.  Such Affiliate shall not be permitted to vote such Notes in connection with any matter put before Holders for approval, unless 100% of the Notes of each Series of Notes entitled to be voted in respect of such matter are held by the Company or its Affiliates.  Should such Affiliate fail to make full payment of the Repayment Price on Maturity, then such Notes shall become due and payable as otherwise provided for but for this Section 210. The Trustee may request, and the Company and its counsel shall provide upon such request, any additional supporting documentation in connection with this Section 210, including but not limited to an Opinion of Counsel addressed to the Trustee in support of the Affiliate purchase herein described.

Section 211.                            Form

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Securities and shall be substantially in the form set forth in Annex A hereto.  The Depository for Global Securities shall be CDS Clearing & Depository Services Inc.

Section 212.                            Additional Event of Default

In addition to the Events of Default contained in Section 501 of the Original Indenture, the failure by the Company to comply with its obligations in the event of a Change of Control Triggering Event will constitute an Event of Default with respect to the Notes.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.  Notwithstanding the previous sentence, if an Event of Default occurs as a result of the failure by the Company to comply with its obligations in the event of a Change of Control Triggering Event as described above, the principal of, and any premium and accrued interest on the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

Section 213.                            Additional Covenants

The covenants contained in Article 3 of this Twentieth Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

Section 214.                            Defeasance

The Notes shall be defeasible pursuant to both of Section 1302 and Section 1303 of the Original Indenture.

Section 215.                            Conversion of Currency

For the purposes of the Notes issued under this Twentieth Supplemental Indenture, Section 116 of the Original Indenture shall be deleted in its entirety and replaced with the following:

“The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Notes and the Indenture:

(a)                                 If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency

(the “Judgment Currency”) an amount due under the Notes or the Indenture in any currency other than the Judgment Currency (the “Currency Due”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(b)                                 If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount originally due in the Currency Due.

(c)                                  In the event of the winding-up of the Company at any time while any amount or damages owing under the Notes and the Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in Currency Due or contingently due under the Notes and the Indenture (other than under this Subsection (c)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this Subsection (c), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(d)                                 The obligations contained in Subsections (a) and (b) of this Section shall constitute separate and independent obligations of the Company from its other obligations under the Notes and the Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Subsection (b) above) or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders and no proof or evidence of any actual loss shall be required by the Company or the liquidator or otherwise or any of them.  In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be increased or reduced, as the case may be, by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(e)                                  The term “rate(s) of exchange” shall mean the noon spot rate of exchange for Canadian interbank transactions applied in converting any other currency into the Currency Due published by the Bank of Canada for the date of determination.”

Section 216.                            Reports by Company

For the purposes of the Notes issued under this Twentieth Supplemental Indenture, Section 704 of the Original Indenture shall be deleted in its entirety and replaced with the following:

“The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Legislation at the times and in the manner provided pursuant to such Act, provided that any such information, documents or reports required to be filed with the Commission shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.

ARTICLE 3
ADDITIONAL COVENANTS APPLICABLE TO THE NOTES

Section 301.                            Negative Pledge

The Company will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other indebtedness of the Company which is not subordinate to the Notes) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)                                 Liens on any property or assets of the Company existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)                                 Liens arising by operation of law;

(c)                                  any other Lien arising in connection with indebtedness of the Company if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company’s Consolidated Net Worth; and

(d)                                 any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Section 302.                            Limitation on Restricted Payments

The Company (a) will not declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the Notes if, at the time thereof:

(i)                                     an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default shall have occurred and be continuing, or

(ii)                                  upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than US$2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof, if at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

ARTICLE 4
CONCERNING THE TRUSTEE

Section 401.                            Compliance With Anti-Money Laundering and Suppression of Terrorism Legislation

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline.  Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist legislation or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to all parties provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

Section 402.                            Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under the Indenture. Notwithstanding any other provision of the Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to the Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. This instrument may be executed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature.

IN WITNESS WHEREOF, the parties hereto have caused this Twentieth Supplemental Indenture to be duly executed as of the day and year first above written.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

BROOKFIELD ASSET MANAGEMENT INC.

By:	“Derek Gorgi”
	Name:	Derek Gorgi
	Title:	Senior Vice President, Finance

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Yana Nedyalkova”
	Name:	Yana Nedyalkova
	Title:	Corporate Trust Officer

By:	“Raji Sivalingam”
	Name:	Raji Sivalingam
	Title:	Associate Trust Officer

[Signature Page to Twentieth Supplemental Indenture]

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITORY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”), to Brookfield Asset Management Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

No. •

BROOKFIELD ASSET MANAGEMENT INC.

Medium Term Note, Series •, Tranche •

CUSIP No.	•
Issue Date	•
Stated Maturity	•
Interest Rate	•%
Interest Calculation	•
Interest Payment Dates	•
Principal Amount	•
Initial Redemption Date	•
Applicable Spread	•
Registered Holder	•

Brookfield Asset Management Inc., a corporation amalgamated under the laws of Ontario, Canada (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to •, or registered assigns, on the Stated Maturity, or on such earlier date as the Principal Amount may become due in accordance with the provisions of the Indenture (as defined below) and with the provisions of the pricing supplement dated • attached to this Note (the “Pricing Supplement”), on presentation and surrender of this Note, the Principal Amount and to pay interest thereon at the Interest Rate per annum set forth above from the later of the date of issue and the last Interest Payment Date on which interest has been paid or made available for payment on this Note, calculated as set forth above, provided that any principal, premium or interest, which is overdue shall bear interest at the same rate, calculated as set forth above, and on the same dates.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be the day one month directly preceding such Interest Payment Date (whether or not a Business Day).  Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in Toronto, Ontario, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of Canada as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Company, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

BROOKFIELD ASSET MANAGEMENT INC.

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

Dated:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: Authorized Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEES OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of September 20, 1995 (the “Original Indenture”), as supplemented by the Twentieth Supplemental Indenture, dated as of September 16, 2016 (the “Twentieth Supplemental Indenture”) (the Original Indenture and the Twentieth Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. The Company may from time to time, without the consent of the holders of the Notes, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

The Securities are redeemable, at any time at the Company’s option, at the Redemption Price as described in the Twentieth Supplemental Indenture.

Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase pursuant to an Offer to Purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected.  The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in, and subject to, the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay

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the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in denominations of Cdn$1,000 and any integral multiple thereof.  As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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